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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                           U.S.I. HOLDINGS CORPORATION
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                       (Name of Subject Company (Issuer))

                           U.S.I. HOLDINGS CORPORATION
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                  (Name of Filing Person (Issuer and offeror))
                                -----------------
                        STOCK APPRECIATION RIGHTS (SARs)
                         (Title of Class of Securities)
                                -----------------
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

    Ernest J. Newborn, II, Esq.                            Copy to:
       Senior Vice President,                       Jonathan I. Mark, Esq.
   General Counsel and Secretary                   CAHILL GORDON & REINDEL
    U.S.I. HOLDINGS CORPORATION                         80 Pine Street
  50 California Street, 24th Floor              New York, New York 10005-1702
San Francisco, California 94111-4796                    (212) 701-3000
           (415) 983-0100

                 (Name, address and telephone number of persons
               authorized to receive notices and communications on
                            behalf of filing persons)
                                -----------------

                            CALCULATION OF FILING FEE
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       Transaction Valuation                         Amount of Filing Fee
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                 *                                             *
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*    A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before commencement of a tender offer.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  Not Applicable      Filing Party: Not Applicable
     Form or Registration No.: Not Applicable     Date Filed: Not Applicable

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[X]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     / /   third-party tender offer subject to Rule 14d-1.
     /X/   Issuer tender offer subject to Rule 13e-4.
     / /   going-private transaction subject to Rule 13e-3.
     / /   amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer.: / /

     The preliminary communication attached as an exhibit hereto will be distributed by USI to SAR holders who are current employees and consultants via mail, electronic communication or will be available on USI's website established for these individuals.

         Item 12. Exhibits

         EXHIBIT

         NUMBER   DESCRIPTION

         (a)      Memorandum Notice to SARs Holders.

     USI has not commenced the offer to purchase that is referred to in this communication. Upon commencement of such offer, USI will file with the Securities and Exchange Commission a completed Schedule TO and related exhibits, including the offer to purchase and other related documents. SAR holders are strongly encouraged to read the Schedule TO and related exhibits, including the offer to purchase and other related documents, when these become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and from USI SAR holders who wish to obtain a copy of Schedule TO and related exhibits from USI, including the offer to purchase and other related documents, when these become available, should contact Ernest J. Newborn, II, Esq., Senior Vice President, General Counsel and Secretary, USI Holdings Corporation, 50 California Street, 24th Floor, San Francisco, California 94111-4796, telephone: (415) 983-0100. THIS DESCRIPTION IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES.

                            -------------------------

     This announcement may contain forward-looking statements that are based on our current expectations and estimates, and reflect management's beliefs and certain assumptions made by us upon information available to us at this time. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

                                                                     Exhibit (a)



TO:      [SARs Holder Name]

FROM:    U.S.I. Holdings Corporation

Re:      "Calling All SARs" program


     As part of the "Calling All SARs" program, in June 2002 you received "A Personalized Report of your USI Stock Appreciation Rights" which listed your SARs holdings and allowed you to indicate your interest in participating in a potential future offer to exchange some or all of your SARs for stock options and in some cases common stock. You completed and submitted an "indication of interest" form, advising USI of your interest in exchanging your eligible SARs for stock options or stock (Alternative #1) as may be offered to you and NOT Alternative #2, which is to keep your SARs.

As a follow up to those earlier mailings, we want to notify you that we expect to formally launch the SARs exchange offer in the coming few weeks to coincide with USI's IPO*. You will be notified in advance of the date on which we expect USI to go public. At that time, we ask that you go online to www.corporate-action.net/usi to make your election with respect to exchanging your SARs for stock options or stock. You will need your LT# [insert number] when accessing the website; your LT# is also available on the cover of your personalized SARs report. Please be sure to check your email on the day of the USI IPO* for further information regarding the SARs exchange offer. In the meanwhile, we highly encourage you to refresh your understanding of the "Calling All SARs" program and your interest in exchanging your SARs by reviewing your personalized SARs report.

     If you have any questions about your specific SARs holdings or your SAR agreement, you may email chad_wiechers@usi-insurance.com. If you have any questions about the "Calling All SARs" program generally, you may email suneel_mandava@usi-insurance.com.

     Legal Disclaimer: This memorandum notice is not an offer to sell securities or exchange any securities of USI and is not soliciting an offer to buy or exchange any securities. There is no assurance that an IPO will occur and, if it does occur, that it will occur as indicated. Until the IPO is completed, no offers to exchange SARs for options or common stock will occur and no registration of the common stock underlying such options will occur. Therefore, no assurance can be given that offers to exchange SARs for options or common stock discussed in this memorandum notice will occur.






*    Specifically, when USI's common stock is listed on the New York Stock
     Exchange.